

September 16, 2009

By Facsimile and U.S. Mail
Ms. Sherry L. Spurlock
Chief Financial Officer
South Texas Oil Company
300 East Sonterra Boulevard, Suite 1220
San Antonio, Texas 78258

> **Re:** **South Texas Oil Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 1-33777**

Dear Ms. Spurlock:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Revenues, page 35

1.   We note your disclosure for the year ended December 31, 2008 that volumes of oil and gas sales declined 39% while the number of producing wells increased. In general, MD&A should not only identify and quantify reasons for changes in financial statement line items, but reasons the cited factors exist or arose should also be described. Please tell us and expand your disclosure to discuss the business developments that underlie the decline in volumes of oil and gas sales for the year ended December 31, 2008.   Please review your disclosures and apply this comment throughout MD&A.

Item 9A(T). Controls and Procedures, page 43

Management's Annual Report on Internal Control Over Financial Reporting, page 43

2.   We note your disclosure that you remedied certain material weaknesses during the 2008 fiscal year. Please disclose any change in the your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of §240.13a-15 or 240.15d-15 of this chapter that occurred during the registrant's last fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. In this regard, it is not clear from your current disclosure if the change occurred in the fourth fiscal quarter or a prior quarter. Refer to Item 308(c) of Regulation S-K.

Note 2. Summary of Significant Accounting Policies, page F-7

Asset Retirement Obligation, page F-9

3.   You indicate that your asset retirement obligation is depreciated over the estimated useful life of the related asset. Please tell us if you consider your asset retirement obligations to be development costs and clarify whether such costs are amortized over total proved developed reserves. Refer to paragraph 35 of SFAS 19.

Note 3. Property and Equipment, page F-11

4.   We note that your pending sale of the Colorado DJ Basin oil and gas properties contains proved reserves. Please clarify why you have not classified the results of operations with respect to these properties as a component of discontinued operations. Refer to paragraphs 3, 5 and 41-45 of SFAS 144.

Note 4. Long-Term Debt, page F-12

Longview/Marquis Facility, page F-13

5.   We note your disclosure that in 2007 and again in 2008, you granted a perpetual overriding royalty interest in the oil and gas production of the Company's properties.   For each of these grants please tell us the value assigned to the royalty interests and specify the related accounting.

Note 12. Oil and Gas Producing Activities and Properties, page F-20

Costs Incurred, page F-21

6.   Please tell us why your property, acquisition costs, unproved reflects a negative amount for the period ended December 31, 2008. If such an amount represents a divestiture or a balance sheet reclassification, please clarify and tell us how you determined that such a presentation is consistent with paragraph 21 of SFAS 69.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 4. Stock Based Compensation, page 10

7.   We note that you granted 5,454,546 restricted shares during the six months ended June 30, 2009 and all such shares are unvested at June 30, 2009. Please tell us if you included these shares in your weighted average shares outstanding calculation for basic and diluted EPS purposes at June 30, 2009, and, if so, please tell us how you considered paragraph 10 of SFAS 128.

Engineering Comments

Risk Factors, page 17

Oil and natural gas development, recompletion of wells, restoring wells to production and drilling and completing new wells are speculative activities…….page 20

8.   As defined in Rule 4-10(a) of Regulation S-X, proved reserves are those quantities that you are reasonably certain to recover under existing economic and operating conditions. We do not believe labeling your development of these reserves as speculative conveys the requisite degree of certainty. Please remove any portion of your reserves for which recovery is speculative and not reasonably certain; and modify disclosures concerning your confidence in the results of these activities accordingly.

9.   We note that the percentage of your undeveloped reserves is 88%. This is one of the highest percentages of undeveloped reserves that we have seen in the industry. Accordingly, please include a risk factor that outlines the risks that this may have on your results.

Unless we replace our oil and natural gas reserves, primarily our oil reserves…….page 21

10.   Given that your proved undeveloped reserves represent 88% of your total proved reserves it appears this risk factor should include the fact that unless you develop the reserves you have classified as proved as well as find new reserves your production and reserves will decline.

Estimates of oil and natural gas reserves are uncertain………page 22

11.   As defined in Rule 4-10(a) of Regulation S-X, proved reserves are those quantities that you are reasonably certain to recover under existing economic and operating conditions. We do not believe labeling your development of these reserves as uncertain conveys the requisite degree of certainty. Please remove any portion of your reserves for which recovery is not reasonably certain; and modify disclosures concerning your confidence in the results of these activities accordingly.

2008 Acquisition Activities, page F-11

12.	You state that in 2008 you did not complete any significant oil and gas property acquisition transactions. However, under costs incurred on page F-21 you report proved property acquisition costs of $15.9 million in 2008. Please reconcile this inconsistency.

Oil and Gas Reserves and Related Financial Data, page F-21

13.	We note that you report increased proved reserves in 2008 of almost nine times the reserves you had the previous period but that your production in 2008 was almost 40% below the production levels realized in 2007. Please reconcile this apparent inconsistency.

14.	We note that in 2007 and 2008 you spent approximately $9 million dollars in development costs per year. We also note that in 2009 you expect to spend approximately $10 million with $5.5 million allocated to the Giddings field where, in 2008, you classified 27 undeveloped locations as proved reserves. Please tell us how many of these wells will be drilled in 2009 and your estimated future plans of development for the rest of the wells. Tell us the approximate cost per well for these wells and your source of funding of these costs.

15.	We note that you reported significant changes to your reserves in 2007 and 2008. Please revise your disclosure to include the appropriate explanations of your significant reserve changes to comply with paragraph 11 of SFAS 69.

16.	Please provide us with a copy of your 2008 reserve report. Please call James Murphy, Petroleum Engineer, at the number at the end of this letter for the best way to provide this information.

Standardized Measure, page F-22

17.	The future production costs as reported appear to be low compared to your actual costs realized. Your reported future production costs calculate to less than $8.00 per barrels of equivalent produced while your production costs in 2008 appear to be close to $40 per barrel equivalent produced. The definition of proved reserves requires that current costs be used in the determination of proved reserves. Therefore, please provide us with the justification for the use of costs which do not appear to comply with this requirement.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief